

Mail Stop 4631

June 3, 2016

Via E-mail
Mr. Mark A. Pompa
Chief Financial Officer
EMCOR Group, Inc.
301 Merritt Seven
Norwalk, CT 06851

> **Re:**   **EMCOR Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 20, 2016**
> **File No. 1-8267**

Dear Mr. Pompa:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed April 20, 2016

Annual Incentive Program, page 15

1.   Please ensure that in future filings you clearly describe the Matrix, and the manner in which the financial measurements that you use to determine payouts under the Matrix are weighted. If each of the financial measures that you use has a target or maximum level of performance, please disclose these levels of performance. Please also describe the elements of individual performance or contribution taken into account in compensating individual executives for their performance. Please refer to Item 402(b)(2)(vi) and Item 402(b)(2)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction